                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
--------------------------------------------------------------------------------


                                  Neurex Corp.
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                          Title of Class of Securities

                                    641238100
--------------------------------------------------------------------------------
                                  CUSIP Number

                                 April 29, 1998
--------------------------------------------------------------------------------
              Date of event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[x] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 641238100

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
        UBS Asset Management (New York) Inc.
        Tax ID: 13-2725861

2.   Check the Appropriate Box if a Member of a Group

                                        a.[ ]
                                        b.[ ]
3.   SEC Use Only

4.   Citizenship or Place of Organization
        New York

                    5.   Sole Voting Power:
                              -0-

   Number of        6.   Shared Voting Power:
    Shares                    -0-
 Beneficially
   Owned by         7.   Sole Dispositive Power:
     Each                     1,020,000
  Reporting
    Person          8.   Shared Dispositive Power:
     With                     -0-


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        1,020,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row (9)
        4.56%

12.  Type of Reporting Person
        IA

CUSIP Number:  641238100

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest
     c/o INTRAG International Equity Invest (Company for Fund Management) S.A.

2.   Check the Appropriate Box if a Member of a Group

                                    a.[ ]
                                    b.[ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
        Luxembourg


                    5.   Sole Voting Power:
                         1,020,000
  Number of
   Shares           6.   Shared Voting Power:
Beneficially             -0-
  Owned by
    Each            7.   Sole Dispositive Power:
  Reporting              -0-
   Person
    With            8.   Shared Dispositive Power:
                         -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        1,020,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row (9)
        4.56%

12.  Type of Reporting Person
        00

Item 1(a) Name of Issuer:  Neurex Corp. (the "Company")

  (b) Address of Issuer's Principal Executive Offices:
      3760 Haven Avenue
      Menlo Park, CA 94025-1012

Item 2(a) - (c). Name, Principal Business Address, and Citizenship of Persons
            Filing:

      UBS Asset Management (New York) Inc.
      1345 Avenue of the Americas
      New York, New York 10105

      UBS (Lux) Equity Invest-Biotech, a subfund of UBS (Lux) Equity Invest
      c/o INTRAG International Equity Invest (Company for Fund Management) S.A., 3-5, Place Winston Churchill, B.P. 134 2011 Luxembourg

    (d) Title of Class of Securities:  Common Stock

    (e) CUSIP Number:  641238100

Item 3. This statement is filed pursuant to Rule 13d-1(b).

        UBS Asset Management (New York) Inc. is an investment adviser registered under Section 203 of the Investment advisers Act of 1940.


Item 4.  Ownership.

         UBS (Lux) Equity Invest-Biotech, a subfund of UBS (Lux) Equity Investis an investment fund organized under Luxembourg law. UBS Asset Management (New
York) Inc. and UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest beneficially own 1,020,000 shares of the Company's Common Stock (representing approximately 4.56% of the outstanding shares of such Common Stock). UBS Asset Management (New York) Inc. possesses the power to dispose of and direct the disposition of all 1,020,000 shares. UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest possesses the power to vote or direct the vote of all 1,020,000 Shares. The holdings listed above are as of April 29, 1998.

Item 5.   Ownership of Five Percent or Less of a Class.
      See Item 4.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
      Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
      Not Applicable.

Item 9.   Notice of Dissolution of the Group.
      Not Applicable.

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS Asset Management (New York) Inc.

By: /s/ Joseph Scavo                    May 8, 1998
-------------------------------    ---------------------
Title: Director of Compliance              Date


INTRAG International Equity Trust (Company for Fund Management) S.A.

By: /s/ Gilbert Schintgen               May 8, 1998
-------------------------------    ---------------------
Title: Director                            Date

By: /s/ Manuel Hauser                   May 8, 1998
-------------------------------    ---------------------
Title: Director                            Date